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                                                                     EXHIBIT 19

                                  SECOND AMENDMENT
                        TO DIRECTOR BENEFIT TRUST AGREEMENT

         Second Amendment to Director Benefit Trust Agreement dated as of the ___ day of July, 1997 (the "Second Amendment") by and between New York State Electric & Gas Corporation (the "Corporation") and Bankers Trust Company, a New York Banking Corporation, as Trustee ("Trustee") amending certain provisions of the Director Benefit Trust Agreement, dated as of July 1, 1994, as amended, (the "Trust Agreement") by and between the Corporation and the Trustee.

         WHEREAS, the parties hereto wish to amend the Trust Agreement to clarify the assumptions used in Section 2.4 thereof and to modify the definition of Transfer in Section 2.5(b) thereof.


         NOW, THEREFORE, the parties hereto hereby agree as follows:

              1. The first sentence of Section 2.4 of the Trust Agreement is hereby amended to read as follows:

              "For the purpose of determining the amount of the Corporation's contributions under Section 2.2 and 2.3 hereof, the present value of the Benefits under the Retirement Plan for Directors shall be determined using the 1983 Group Annuity Mortality Table and an interest rate equal to the after-tax yield on a 10-Year Treasury Constant Maturity Bond."

              2. Paragraph (ii) of Section 2.5(b) of the Trust Agreement is hereby amended to read as follows:

              "during any period of two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Corporation to effect a transaction described in paragraph (i), (iii) or (iv) of this Section 2.5(b) or a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitations of proxies or consents by or on behalf of a Person other than the Board) whose election by the Board or nomination for election by the

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         Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or"

              3. This Second Amendment is effective as of the date first above written.

              4. Except as expressly modified hereby, the terms and provisions of the Trust Agreement remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed by their respective duly authorized representatives as of the date first above written.

NEW YORK STATE ELECTRIC &         BANKERS TRUST COMPANY
  GAS CORPORATION


By: __________________________    By: __________________________